AMENDED AND RESTATED EMPLOYMENT AGREEMENT


  AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the "Agreement") dated June 21, 1996 between _____________, currently residing at ________________, __________, Missouri _____ ("Employee"), and
Edison Brothers Stores, Inc., a Delaware corporation (the "Company"), amending, restating and superseding the Employment Agreement dated September 18, 1995 between Employee and the Company.

  In consideration of the mutual covenants contained herein, the parties hereto agree as follows:

  1. Employment. Subject to the terms and conditions hereinafter set forth, the Company hereby agrees to employ Employee, and Employee hereby agrees to be employed by the Company, during the three-year period (the "Employment Term") beginning on September 18, 1995 (the "Commencement Date") and ending on September 17, 1998. The Employment Term may be extended by mutual written agreement of the parties or terminated pursuant to the provisions of Section 4 or Section 5 hereof. In the event a Change in Control (as hereinafter defined) occurs less than eighteen months before the end of the Employment Term and at a time when Employee is still employed hereunder, the Employment Term shall be extended for a period ending eighteen months after the date of occurrence of the Change in Control.

  2.  Duties.  Employee shall be employed in the capacity of
_______________________________________________________.
Employee shall have such duties as may reasonably be assigned to him by or at the direction of the Board of Directors of the Company. Employee shall perform such duties diligently and to the best of his ability, and shall comply with the Company's Business Conduct Policy and other policies as in effect from time to time. Employee's duties shall be performed primarily at the Company's home office in St. Louis, Missouri, with such foreign and domestic travel as the performance of his duties may require. During the Employment Term, Employee shall devote his entire working time, attention and energy to the business of the Company, and shall not be engaged in any other business activity that conflicts with or interferes with Employee's performance of his duties hereunder except as authorized by the Board of Directors of the Company.

  3.  Compensation and Benefits.

  A. Salary. During the Employment Term, the Company shall pay Employee for his services hereunder a base salary at the rate of $_______, subject to upward adjustment in accordance with the Company's salary review practices and procedures in effect from time to time. Such salary shall be payable semi-monthly on the 15th and last day of each month.

  B. Benefits and Perquisites. During the Employment Term, Employee shall be entitled to participate in, to the extent Employee is eligible under the terms thereof, the Company's Medical, Dental, Life Insurance, Disability, Pension and 401(k) Savings Plans, its Officer Perquisite Program, and all such other benefit programs as are generally provided from time to time by the Company to its executive personnel. Subject to the rights of Employee set forth in Sections 5 and 6 hereof, nothing herein shall preclude the Company from terminating or amending any employee benefit plan or program.

  C. Vacation. During the Employment Term, Employee shall be entitled to a vacation of ____ weeks per calendar year to be taken in accordance with the Company's normal policies.

  D. Bonuses and Stock Options. Subject to the provisions of the next sentence, Employee shall be entitled to receive two lump sum cash bonus payments, each equal to two times Employee's monthly base salary at the highest rate in effect at any time between the Commencement Date and the date of payment. The first such bonus payment shall be made on September 17, 1996 or such earlier date as there occurs a Change in Control, provided that Employee is still in the employ of the Company as of that date; and the second such bonus payment shall be made on September 17, 1997 or such earlier date as there occurs a Change in Control, provided that Employee is still in the employ of the Company as of that date. Notwithstanding the foregoing, if (i) in the absence of or prior to the occurrence of a Change in Control and
(ii) after eighteen months from the Commencement Date but prior to September 17, 1997, Employee's employment is terminated by the Company Without Cause (as hereinafter defined) or is terminated by Employee for Good Reason (as hereinafter defined), then the Company shall pay to Employee on the Termination Date (as hereinafter defined) a lump sum cash amount equal to two times Employee's monthly base salary at the highest rate in effect at any time between the Commencement Date and the Termination Date multiplied by a fraction, the numerator of which shall be the number of months from September 18, 1996 to the Termination Date, including partial months, and the denominator of which shall be twelve. Employee shall also be eligible for such other bonus payments and shall be granted such options to purchase common stock of the Company as the Board of Directors of the Company, or a duly constituted committee thereof, shall determine in its discretion.

  E. Travel and Business Expenses. Upon submission of itemized expense statements in the manner specified by the Company, Employee shall be entitled to reimbursement for reasonable travel and other business expenses incurred by Employee in the performance of his duties hereunder.

  F. Payment. Payment of all compensation and benefits to Employee hereunder shall be made in accordance with the relevant policies of the Company in effect from time to time and shall be subject to all applicable employment and withholding taxes.

  G. Cessation of Employment. If Employee shall cease to be employed by the Company for any reason, then Employee's compensation and benefits shall cease as of the Termination Date, except as otherwise provided herein or in any applicable employee benefit plan or program.

  4.  Termination of Employment of Employee by the Company.

     (a) Employee's employment may be terminated by the Company for Cause (as hereinafter defined) at any time, effective upon the giving to Employee of a written notice of termination specifying in detail the particulars of the conduct of Employee deemed by the Company to justify such termination for Cause.

     (b) Employee's employment may be terminated by the Company
  Without Cause at any time, effective upon the giving to Employee of a written notice of termination specifying that such termination is Without Cause.

     (c) Upon a termination by the Company of Employee's employment for Cause, Employee shall be entitled to the payments specified in subparagraph (a) of Section 6 of this Agreement. Upon a termination by the Company of Employee's employment Without Cause, Employee shall be entitled to all of the payments and benefits provided for in Section 6 hereof.

     (d) If, as a result of Employee's incapacity due to physical or mental illness, Employee shall have been absent from Employee's duties hereunder for 180 days within any 365 day period, the Company may, by notice to Employee, terminate Employee's employment hereunder for "Disability". Upon a termination of Employee's employment for Disability, Employee shall be entitled to the payments specified in subparagraph (a) of Section 6 of this Agreement. During any period that Employee fails to perform Employee's duties hereunder as a result of incapacity due to physical or mental illness (a "Disability Period"), Employee shall continue to receive the compensation and benefits provided for in
  Section 3 hereof unless and until Employee's employment hereunder is terminated; provided, however, that the amount of compensation and benefits received by Employee during the Disability Period shall be reduced by the aggregate amounts, if any, payable to Employee under disability benefit plans and programs of the Company or under the Social Security disability insurance program.

  5. Termination of Employment by Employee. Employee shall be entitled to terminate his employment with the Company at any time. If such termination is for Good Reason, Employee shall be entitled to all of the payments and benefits specified in
Section 6 hereof. If such termination is for other than Good Reason, Employee shall be entitled to the payments specified in subparagraph (a) of Section 6. Employee shall give the Company written notice of any such voluntary termination of employment, which notice need specify only Employee's desire to terminate his employment and, if such termination is for Good Reason, set forth in reasonable detail the facts and circumstances claimed by Employee to constitute Good Reason.

  6. Payments and Benefits Upon Termination. To the extent provided in Sections 4 and 5 hereof, upon termination of his employment, Employee shall be entitled to receive the following payments and benefits:

     (a) The Company shall pay to Employee on the Termination Date (i) the full base salary earned by Employee through the Termination Date and unpaid at the Termination Date, plus
  (ii) credit for any vacation earned by Employee but not taken at the Termination Date, plus (iii) all other amounts earned by Employee and unpaid as of the Termination Date.

     (b) The Company shall pay to Employee on the Termination Date a lump sum cash amount equal to Employee's monthly salary at the highest rate in effect at any time between the Commencement Date and the Termination Date multiplied by the greater of (i) twelve or (ii) the number of months remaining until the Completion Date (as hereinafter defined), including partial months.

     (c) The Company shall maintain in full force and effect for Employee's continued benefit until the earlier of (i) the Completion Date or twelve months from the Termination Date, whichever is later, or (ii) Employee's similar coverage by a new employer, all life insurance, medical, dental, and disability plans, programs or arrangements in which Employee was entitled to participate immediately prior to the Termination Date, provided that Employee's continued participation is possible under the terms and provisions of such plans, programs or arrangements. In the event that Employee's participation in any such plan, program or arrangement is barred by the terms thereof, the Company shall arrange to provide Employee with benefits substantially similar to those which Employee would otherwise be entitled to receive under such plans, programs or arrangements. Any continuation of benefits under this Section 6(c) shall not be counted towards the benefits extension period mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985.

     (d) The Company shall pay to Employee (or his beneficiary upon his death) the excess, if any, of (i) the benefit Employee (or his beneficiary, as the case may be) would have been entitled to receive under the Edison Brothers Stores Pension Plan and any supplemental pension plan or any successor or similar plans then in effect (collectively the "Plan") had he remained an employee of the Company until the earlier of the Completion Date or his death at a salary at the highest rate of Employee's compensation in effect during the twelve months immediately preceding the Termination Date, over
  (ii) the benefit actually payable to Employee (or his beneficiary, as the case may be) under the Plan. Such excess benefit shall be determined in accordance with the provisions, rules and assumptions of the Plan but shall be actually paid from the general assets of the Company.

Employee shall not be required to mitigate the amount of any payment provided for in this Section 6 by seeking other employment or otherwise, nor shall the amount of any payment provided for in this Section 6 be reduced by any compensation or other amounts paid to or earned by Employee as the result of employment by another employer after the Termination Date or otherwise.

  7. Tax Indemnity. If any amounts, reimbursements or benefits payable by the Company to Employee pursuant to this Agreement or any other plan, agreement or arrangement of the Company are determined to be subject to an excise or similar tax pursuant to
Section 4999 of the Internal Revenue Code of 1986, as amended, or any successor or other comparable federal, state or local tax laws, the Company shall pay to Employee such additional sum as is necessary (after taking into account all federal, state and local income taxes payable by the Employee as a result of the receipt of such additional sum) to place Employee in the same after-tax position he would have been in had no such excise or similar purpose tax been paid or incurred.

  8. Employee's Expenses. All costs and expenses (including reasonable legal and accounting fees) incurred by Employee to
(a) defend the validity of this Agreement, (b) contest the termination of his employment by the Company or any determinations by the Company concerning the amounts payable by the Company under this Agreement or (c) otherwise obtain or enforce any right or benefit provided to Employee by this Agreement (including, without limitation, any right or benefit under this Section 8), shall be paid by the Company if Employee is the prevailing party.

  9. Confidential Information. Employee, during the period of his employment by the Company and thereafter, irrespective of whether the termination of his employment is voluntary or involuntary, will not, directly or indirectly (without the Company's prior written consent), use for himself, or use for or disclose to any other party, any confidential information regarding the Company. For purposes of this Agreement, such confidential information shall include any data or information regarding the business of the Company or any subsidiary or affiliate of the Company that is not generally known to the public, including without limitation any confidential information or data regarding the cost of products sold by, or the plans of, the Company or its affiliates or the business methods of the Company or its affiliates not in general use by others or the identity of any customers or suppliers of the Company or its affiliates or information respecting transactions or prospective transactions therewith.

  10. Notice. All notices hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered personally or by courier, or (b) on the third business day following the mailing thereof by registered or certified mail, postage prepaid, in each case addressed as set forth below:

  (a)  If to the Company

     Edison Brothers Stores, Inc.
     501 North Broadway
     St. Louis, Missouri  63102
     Attention:  Alan D. Miller

  (b)  If to Employee:

     ___________________
     ___________________
     ___________________


Any party may change the address to which notices are to be addressed by giving the other party written notice in the manner herein set forth.

  11.  Definitions.

     (a) "Cause," when used in connection with the termination of Employee's employment by the Company, shall mean (i) the willful or repeated failure by Employee substantially to perform his duties or otherwise comply with any of his obligations hereunder, which failure is not or cannot be cured within five business days after the Company has given written notice thereof to Employee specifying in detail the particulars of the acts or omissions deemed to constitute such failure; (ii) the engaging by Employee in any act of dishonesty or willful misconduct of more than trifling significance; (iii) the engaging by Employee in any act of moral turpitude that is reasonably likely to materially and adversely affect the Company or its business; or
  (iv) Employee's conviction of, or entry of a plea of nolo contendere with respect to, any felony.

     (b) "Change in Control" shall mean the occurrence of either of the following events:

     (i) at any time during any 24-month period, the membership of the Board of Directors of the Company is not at least two-thirds constituted by (1) individuals who were directors at the beginning of such period or (2) individuals whose election, or nomination for election by the Company's stockholders, to the Board during such period was approved by the vote of two-thirds of those directors then still in office who were directors at the beginning of such period; provided, however, that any such change in the composition of the Board shall not be deemed a Change in Control if such change occurs as part of the implementation of, and pursuant to the express terms of, a plan of reorganization of the Company under Chapter 11 of Title 11 of the United States Code (a "Chapter 11 Plan") which Chapter 11 Plan (a) is voluntary and supported by the Company, (b) is confirmed by the United States Bankruptcy Court in the Company's case under Chapter 11 of Title 11 of the United States Code (the "Chapter 11 Case") and (c) provides for the continued existence of the Company as a stand-alone, independent commercial enterprise and (without limiting the generality of the foregoing) does not contemplate (1) a merger or consolidation of the Company with or into any unrelated corporation, (2) any person (as such term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) becoming the beneficial owner (as determined pursuant to Rule 13d-3 under the Exchange
     Act), directly or indirectly, of securities of the Company representing more than thirty percent (30%) of the combined voting power of the Company's then-outstanding securities or
     (3) any person (as defined above) acquiring all or substantially all of the Company's assets; provided that two or more entities shall not be deemed to constitute a "person" for the purposes of this Section 11(b)(i) in respect of any securities of the Company received by them pursuant to a Chapter 11 Plan merely by virtue of the fact that such entities are each members of the statutory Creditors' Committee appointed in the Chapter 11 Case or that they were each signatories to either that certain Credit Agreement with the Company dated June 4, 1993, as amended on January 24, 1994, February 17, 1994 and March 29, 1995, and as amended and restated in the Override Agreement dated as of September 22, 1995, or those certain Note Agreements with the Company dated March 1, 1993, as amended on January 15, 1994, February 1, 1994, April 1, 1995 and September 22, 1995; or

     (ii) an agreement for the sale or other disposition by the Company of all or substantially all of the Company's assets (other than a sale of all or substantially all of the Company's inventory to a third party for the purpose of conducting a liquidation sale thereof) is approved by either the stockholders of the Company subsequent to substantial consummation of a Chapter 11 Plan or the United States Bankruptcy Court in the Chapter 11 Case, or a sale or other disposition of all or substantially all of the Company's assets is consummated to implement a Chapter 11 Plan.

     (c) "Company" shall have the definition set forth in
  Section 12 hereof.

     (d) "Completion Date" shall mean the date the Employment
  Term would have ended under the provisions of Section 1 hereof had it not been terminated pursuant to Section 4 or Section 5.

     (e) "Good Reason," when used with reference to a voluntary termination by Employee of his employment with the Company in the absence of or prior to the occurrence of a Change in Control, shall mean a reduction in Employee's base salary as in effect on the Commencement Date or as the same may be increased from time to time. "Good Reason," when used with reference to a voluntary termination by Employee of his employment with the Company after the occurrence of a Change in Control, shall mean:

     (i) the assignment to Employee of any duties materially inconsistent with, or the reduction of powers or functions associated with, his positions, responsibilities or status with the Company immediately prior to the Change in Control, or any removal of Employee from or any failure to re-elect Employee to any positions or offices held by Employee immediately prior to the Change in Control, except in connection with the termination of Employee's employment by the Company for Cause or for Disability;

     (ii) a reduction in Employee's base salary as in effect on the Commencement Date or as the same may be increased from time to time;

     (iii) the mandatory transfer of Employee to another geographic location, except for required travel on Company business to an extent substantially consistent with Employee's business travel obligations immediately prior to the Change in Control;

     (iv) the failure by the Company to continue in effect any employee benefit plan, program or arrangement in which Employee was participating immediately prior to the Change in Control (or plans, programs or arrangements providing Employee with substantially similar benefits), or the taking of any action by the Company which would adversely affect Employee's participation in, or materially reduce Employee's benefits under, any of such plans, programs or arrangements, or the failure by the Company to provide Employee with the number of paid vacation days to which Employee was entitled immediately prior to the Change in Control;

     (v) the failure by the Company to obtain an express written assumption of the obligations of the Company to perform this Agreement by any successor (whether by purchase, merger or otherwise) to all or substantially all of the business and/or assets of the Company upon or prior to the effective date of any such succession; or

     (vi) any purported termination of Employee's employment by the Company which is not effected pursuant to the requirements of this Agreement.

     (e) "Termination Date" shall mean the effective date as provided hereunder of the termination of Employee's employment.

     (f) "Without Cause," when used in connection with the termination of Employee's employment by the Company, shall mean any termination of the employment of Employee by the Company which is not a termination of employment for Cause.

12.  Successors; Binding Agreement.

     (a) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, upon or prior to such succession, to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would have been required to perform it if no such succession had taken place. A copy of such assumption and agreement shall be delivered to Employee promptly after its execution by the successor. Failure of the Company to obtain such agreement upon or prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle Employee to benefits from the Company in the same amounts and on the same terms as Employee would be entitled hereunder if Employee terminated his employment for Good Reason after a Change in Control. For purposes of the preceding sentence, the date on which any such succession becomes effective shall be deemed the Termination Date. As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this Section 12(a) or which otherwise becomes bound by the terms and provisions of this Agreement by operation of law.

     (b) This Agreement is personal to Employee and Employee may not assign or delegate any part of his rights or duties hereunder to any other person, except that this Agreement shall inure to the benefit of and be enforceable by Employee's legal representatives, executors, administrators, heirs and beneficiaries.

  13. Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall to any extent be held to be invalid or unenforceable, the remainder of this Agreement and the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby, and each provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

  14. Headings. The headings in this Agreement are inserted for convenience of reference only and shall not in any way affect the meaning or interpretation of this Agreement.

  15. Counterparts. This Agreement may be executed in one or more identical counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

  16. Waiver. Neither any course of dealing nor any failure or neglect of either party hereto in any instance to exercise any right, power or privilege hereunder or under law shall constitute a waiver of such right, power or privilege or of any other right, power or privilege or of the same right, power or privilege in any other instance. Without limiting the generality of the foregoing, Employee's continued employment without objection shall not constitute Employee's consent to, or a waiver of Employee's rights with respect to, any circumstances constituting Good Reason. All waivers by either party hereto must be contained in a written instrument signed by the party to be charged therewith, and, in the case of the Company, by its duly authorized officer.

  17. Entire Agreement. This instrument constitutes the entire agreement of the parties in this matter and supersedes any other agreement between the parties, oral or written, concerning the same subject matter, including that certain agreement dated ____________ between the Company and Employee, and the Employment Agreement dated September 18, 1995 between the Company and Employee.

  18. Amendment. This Agreement may be amended only by a writing which makes express reference to this Agreement as the subject of such amendment and which is signed by Employee and by a duly authorized officer of the Company.

  19. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Missouri, without reference to the conflict of laws rules of such State.

  20. Post Employment Term Change in Control. In the event a Change in Control occurs after the end of the Employment Term but at a time when Employee is still employed by the Company, and if, within eighteen months after the occurrence of such Change in Control, Employee's employment is terminated by the Company Without Cause or is terminated by Employee for Good Reason, then Employee shall be entitled to all of the payments and benefits provided for in Section 6 of this Agreement. For purposes hereof, the term "Completion Date" as used in Section 6 shall be deemed to be the last day of such eighteen-month period.

  21. Survival. This Agreement, and the respective rights and obligations of the Company and Employee hereunder, shall survive and remain in full force and effect following the expiration of the Employment Term and the termination of Employee's employment hereunder.

   IN WITNESS WHEREOF, Employee and the Company have executed this Agreement as of the day and year first above written.

                     EDISON BROTHERS STORES, INC.


       By:           /s/____________________________
                     Name:  Alan D. Miller
                     Title: Chairman, President and
                            Chief Executive Officer


                     /s/____________________________
                     (name of employee)